

SE ....COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/07__ AND ENDING __12/31/.07__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
· Brechling Andersen Securities (A proprietorship)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3250 Wilshire Boulevard, Suite 941
(No. and Street)

Los Angeles   California   90010
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erik Brechling Andersen   (213) 487-3360
                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear L.L.P.
(Name – if individual, state last, first, middle name)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

3/5/08

OATH OR AFFIRMATION

I, __Erik Brechling Andersen__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Brechling Andersen Securities__ , as of __December 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

[signature]
__Erik Brechling Andersen__

__Sole Proprietor__
Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 _____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

State of California

County of __Los Angeles__

Subscribed and sworn to (or affirmed) before me on this

__23rd__ day of __January__ , 20__08__ , by
Date   Month   Year

(1) __Eri, Andersen, Sole Proprietor__ ,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2) __N/A__ ,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
Signature of Notary Public

DORA JOY WESTCOTT
Commission # 1652121
Notary Public - California
San Diego County
My Comm. Expires Mar 16, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: __N/A_____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CONTENTS



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

<u>INDEPENDENT AUDITORS' REPORT</u>

Brechling Andersen Securities
 (A Proprietorship)
Los Angeles, California

We have audited the accompanying statement of financial condition of Brechling Andersen Securities (a proprietorship) as of December 31, 2007, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brechling Andersen Securities (a proprietorship) as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8 through10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule I7a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
January 23, 2008

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$ 36,727
Marketable securities, at market value	98,980
Total assets	$ 135,707

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	$ -
Proprietor's equity	135,707
Total liabilities and proprietor's equity	$ 135,707

The accompanying notes are an integral part of these financial statements.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Revenues:		
Mutual fund, including trail commissions		$ 157
Quarterly mutual fund 12B-1 fees		3,071
Interest		213
Unrealized gain on securities		37,400
Miscellaneous – FINRA payment		35,000
Total revenues		75,841
Expenses:		
Rent	$ 7,243	
SIPC assessment	150	
Other dues and fees	219	
Telephone	351	
Office expense	174	
Professional fees	9,680	
Bank charges	170	
Total expenses		17,987
Net income		$ 57,854

The accompanying notes are an integral part of these financial statements.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
CHANGES IN PROPRIETOR'S CAPITAL

YEAR ENDED DECEMBER 31, 2007

Balance at beginning of year	$ 73,353
Net income for the year	57,854
Proprietor capital contribution	4,500
Balance at end of year	$ 135,707

The accompanying notes are an integral part of these financial statements.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income		$ 57,854
Adjustments to reconcile net income to net cash used by operations:		
Unrealized gain on securities	$ (37,400)	
Total adjustments		(37,400)
Net cash provided by operating activities		20,454
Cash flows from investing activities		-
Cash flows from financing activities:		
Proprietor's capital contributions	4,500	
Net cash provided by financing activities		4,500
Net increase in cash		24,954
Cash at beginning of period		11,773
Cash at end of period		$ 36,727

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brechling Andersen Securities is a proprietorship and registered as a broker/dealer maintaining its only office in Los Angeles, California. The Firm is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Firm operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Firm's business consists solely of mutual funds generated from customers located in Southern California.

Method of Accounting

The Firm maintains its records on the accrual basis of accounting.

Income Taxes

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Such taxes of the proprietor are computed on his total income from all sources and, accordingly, no provision for income taxes is made in these statements.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

The Firm's securities investments that are bought and held principally for selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the "Statement of Financial Condition" and the change in fair value during the period is included in net income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) MARKETABLE SECURITIES

Investment in securities at December 31, 2007, consists of trading securities comprised solely of common stock with a fair value of $98,980 and an original cost of $26,000.

(3) RENTAL OF FACILITIES

The Firm occupies space under a month-to-month agreement. Total rent for 2007 amounted to $7,243.

(4) NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2007, the net capital was $109,724, which exceeded minimum net capital by $104,724. The aggregate indebtedness to net capital ratio was not applicable because there was no aggregate indebtedness at that date.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

Total equity from statement of financial condition		$ 135,707
Less non-allowable assets		-
Net capital before haircuts		135,707
Haircuts:		
15% haircut on NASDAQ stock (NDAQ)	$ (14,847)	
Undue concentration	(11,136)	
Total haircuts		(25,983)
Net capital		$ 109,724

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital from above	$ 109,724
Excess net capital	$ 104,724

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ -
Ratio of aggregate indebtedness to net capital	N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

Net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

Not Applicable – The Firm is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is a Proprietorship dealing solely in Mutual Funds transacted directly with the Fund. The Firm does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k) (1) of the Rule.

BRECHLING ANDERSEN SECURITIES
(A Proprietorship)
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

The Firm is not subject to the requirements of Rule 15c3-3 Customer Protection – reserves and custody of securities with respect to physical possession or control as set forth in the rule as it does not receive or hold funds or securities and is exempt under Paragraph (k)(1) of the Rule.



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

Brechling Andersen Securities
(A Proprietorship)
Los Angeles, California

In planning and performing our audit of the financial statements of Brechling Andersen Securities (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hoodrich Bacon Goodgroe, LLP

Long Beach, California
January 23, 2008

END

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